

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-Mail
Mr. Charles G. Nichols
Chief Financial Officer
Scio Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601

    Re: Scio Diamond Technology Corporation
              Form 10-K for the Year Ended March 31, 2011
              Filed June 21, 2011
              Form 10-Q for the Quarter Ended December 31, 2011
              Filed February 14, 2012
              File No. 333-166786

Dear Mr. Nichols:

    We have reviewed your response letter dated April 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarter ended December 31, 2011

Notes to the Financial Statements

Note 2. Asset Purchase, page 10

1. We note from your response to our prior comment five that you have not yet finished the valuation of the property and patents acquired and the assets have not yet been place into service. As previously requested, please tell us and disclose in the notes to the financial statements the useful life of each of the assets (including patents) and the method of depreciation or amortization that you expect to use in accounting for these assets in the future.

Note 5. Other Income

2. We note from your response to our prior comment eight that the amount of other income recognized is equal to the cash consideration paid when you sold these assets. We also note from your response that the carrying value was based on estimates of fair values of the assets as determined by management based on representations by seller with regard to cost, replacement value and condition of assets. However, in light of the fact that income was recognized for the total cash proceeds related to the assets sold in this transaction, it would appear that these assets did not have a carrying value and you did not allocate any of the purchase price of the Apollo transaction to these assets. Please explain to us why you believe it was appropriate not to assign or allocate a carrying value to the assets sold in this transaction. Please note that even though the purchase price allocation is preliminary, absent an unusual situation, we would expect that if you were able to generate income on the sale of these assets within three months of acquiring them, they most likely have some value attributable to them. Please advise or revise accordingly.

Item 4. Controls and Procedures, page 14

3. We note from your response to our prior comment nine that current management was unable to determine the nature of the changes in disclosure controls or internal control over financial reporting and the effectiveness of those controls or the nature of any material weaknesses that contributed to the ineffective conclusion at March 31, 2011. Please confirm to us that you have performed the appropriate procedures to confirm that there are no material weaknesses as of December 31, 2011 and both internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2011.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Max Webb at (202) 551-3755 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief